Mail Stop 3561

March 19, 2007

Via Fax & U.S. Mail

Mr. Fabrizzio P. Busso-Campana
Chief Executive Officer
Crystal International Travel Group, Inc.
2160 Headquarters Plaza
Morristown, New Jersey 07960

        Re: **Crystal International Travel Group, Inc.**
                Form 10-KSB for the year ended July 31, 2006
                Filed November 14, 2006
                File No. 0-29313

Dear Mr. Potter:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended July 31, 2006

Consolidated Statement of Income, page F-4

1. We note according to Note 1 that you have accounted for the acquisition of CHH under purchase accounting in accordance with SFAS No. 141 and the share exchange has been treated as a reverse acquisition of the Company by CHH. We further note that you have presented the net liabilities of $2.5 million assumed in the transaction as other expense within your consolidated statement of income rather than as an adjustment to stockholders' equity. Please note that we do not consider the recognition of net liabilities through the income statement to be appropriate when the substance of the transaction is an exchange of shares for the assumption of debt. Please amend your filing to properly reflect the net liabilities assumed in the transaction as an adjustment to stockholders' equity.

2. Your presentation of depreciation and amortization outside of operating expenses on the face of the income statement is not appropriate. Please revise your presentation to include such amounts within operating expenses accordingly. If you do not believe that such amounts should be classified within operating expenses, then explain to us in detail as to why and provide us with the basis for your conclusions.

3. Also, please revise future filings to include your "Loss on impairment of intangibles" within continuing operations before income taxes (i.e. operating income) in accordance with paragraph 25 of SFAS No. 144.

4. We note that you recognized an impairment charge of approximately $4.9 million during the year ended July 31, 2006 relating to the customer database and registered trademarks associated with FS Suntours and the SunTrips brand. We note that such intangible assets were impaired with in five months of their acquisition. In this regard, please explain to us and revise your notes in further detail to discuss the facts and circumstances surrounding the impairment of the intangible assets. Tell us whether any legal action has been initiated and whether

the lack of your ability to take control over the intangible assets will result in any accounting consequence relating to the associated debt incurred.

5. Also, please explain to us and revise your MD&A to discuss in detail the impact the impairment of the SunTrip assets will have on the company's future business and operations in light of the fact that one of your primary business strategies is to the leverage the current SunTrips brand. Also, please provide us with an update of the Company's ability to gain control and use of the rights to the SunTrip's customer database and trademarks that were acquired in the transaction. We may have further comment upon receipt of your response.

Form 10-QSB for the quarter ended October 31, 2006.

Development Stage Status

6. We note that you are operating under a significant working capital deficit, have generated minimal revenue and substantial doubt regarding your ability to continue as a going concern exists. Therefore, it appears that you are a development stage company in accordance with paragraph 8b of SFAS 7 "Accounting and Reporting by Development Stage Enterprises". As a development stage company, you are required to present the financial statements and disclosures in accordance with the guidance prescribed in paragraphs 10-12 of SFAS 7.

7. Furthermore, your auditors report should make reference to the fact that you are "a development stage company" by stating as such next to the Company's name in its opinion.

Note 1-Summary of Significant Accounting Policies

Basis of Presentation, page 5

8. We note from your disclosure that you paid $123,500 in cash in exchange for all
    the outstanding stock of the Travel House and based on the conditions set forth in
    Rule 3-10(c)(3) of Regulation S-B, it appears that the Travel House meets the
    significance test as a significant subsidiary given the purchase consideration is
    material to your total assets. In this regard, please tell us whether you have filed
    audited financial statements for the most recent two years of Travel House and
    any interim period prior to the date of acquisition. If audited financial statements
    for the most recent year have not been filed, please file a Form 8-K with the
    financial statements of Travel House in accordance with the guidance noted
    above.

9. Further, we note that you recorded goodwill of approximately $121,000 in
    connection with the acquisition of JRM Inc. (the Travel House), a full service
    travel agency. Please explain to us in detail and revise your filing to disclose why
    no amounts were allocated to other identifiable intangible assets (i.e. customer
    lists, customer contracts and relationships, etc) and why it was appropriate to
    allocate essentially all purchase price to goodwill when you indicate in your
    disclosure on page 2 of the Form 10-KSB for the year ended July 31, 2006 that
    Travel House was an established call center for the fulfillment of the travel sales.

10. Also, please revise your notes to your interim financial statements to include all
    disclosures outlined in paragraph 58 of SFAS No. 141. Please provide us with
    your revised disclosure as part of your response to us.

Other

11. We urge all persons who are responsible for the accuracy and adequacy of the
    disclosure in the filing to be certain that the filing includes all information
    required under the Securities Exchange Act of 1934 and that they have provided
    all information investors require for an informed investment decision. Since the

company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE: Mr. Peter Gallic, Chief Financial Officer
(908) 349-3043